FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:   June 29, 2007

Item 3: News Release:  A news release dated and issued on June 29, 2007.

Item 4: Summary of Material Change:

Freegold closes private placement with Rob McEwen and Sprott Asset Management.

Item 5: Full Description of Material Change:

Freegold Ventures Closes Private Placement with Rob McEwen

and Sprott Asset Management

June 29, 2007 (Vancouver, BC) – Freegold Ventures Limited (the “Company”) is pleased to announce that further to its news release of June 18, 2007, the Company has closed its non-brokered private placement and has issued 5,500,000 units at a price of $1.15 per unit for total proceeds of $6,325,000.  Rob McEwen has purchased 4.5 million of these units for $5,175,000, providing him with an 8.2% stake in the Company.  Sprott Asset Management has purchased 900,000 of these units for $1,035,000, increasing its position in the Company from 9.9% to 10.5%.

No finder’s fees or commissions were paid as part of this private placement.  In compliance with Canadian securities law, all of the securities issued in connection with this private placement are subject to a hold period expiring on October 27, 2007.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American exploration company with a new management team experienced in mine development and production that is actively exploring advanced-stage gold projects in Idaho and Alaska.  Freegold holds a 100% lease interest in the Almaden gold project in Idaho.  This large tonnage epithermal gold deposit was the subject of a feasibility study in 1997 calling for the development of a 95,000 oz/year open pit, heap leach mine.  Freegold is currently finalizing a 34,000-foot drilling program aimed at further expanding the size of the resource prior to undertaking new economic evaluations in 2007.  Drilling at depth and to the north and south of the known mineralization is continuing to identify new extensions to the deposit.  Freegold is also discovering new high-grade veins and bulk tonnage shear zones in its 25,000-foot drill program at its Golden Summit project outside Fairbanks, Alaska.  A 10,000-ton bulk sample collected in the fall of 2006 was successful in uncovered numerous zones of high-grade surface gold mineralization.  Pending permit completion, on-site processing of this bulk sample material plus additional high-grade surface mineralization is expected to commence in late summer 2007.  Freegold has also recently optioned the Vinasale Gold Deposit in Alaska, from Doyon, Limited.  Geophysical, mapping and sampling programs will be carried out on the property in 2007.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 29th day of June, 2007.